EXHIBIT 4.126

KONG YI

and

ZHANG WEI

SHARE TRANSFER AGREEMENT

on

BEIJING HUAN JIAN SHU MENG NETWORK TECHNOLOGY DEVELOPMENT CO., LTD

SHARE TRANSFER AGREEMENT

THIS AGREEMENT is made this 23rd day of August, 2006 by and between:

(1)	KONG YI (hereinafter referred to as “Party A”), who lives at No.522, 2/F, Unit 5, Suit 10, Huaxing Garden, Tongzhou District, Beijing, and whose ID number is 132821197301270476; and

(2)	ZHANG WEI (hereinafter referred to as “Party B”), who lives at Zijin Astronomical Observatory, Xuanwu District, Nanjing, and whose ID number is 320923197504080316.

Party B and Party A shall be hereinafter referred to as a “Party” and collectively as “the Parties”

WHEREAS:

(A)	Party A, Party B and Beijing Lei Ting Wan Jun Network Technology Company Limited (hereinafter referred to as “LTWJ”) entered into a share transfer agreement as of 4 January 2006 regarding the share transfer of Beijing Huan Jian Shu Meng Network Technologyd Development Co., Ltd (hereinafter referred to as HJSM). Upon the completion of this share transfer, Party A owned 13.75% HJSM shares, Party B owned 11.25% HJSM shares, and LTWJ owned 75% of the HJSM shares; and

(B)	Party B hereby wishes to sell to Party A and Party A hereby wishes to purchase from Party B 11.25% of HJSM shares under the terms and conditions of this Agreement.

NOW THEREFORE, it is hereby agreed as follows:

1.	Sale and Purchase of the Shares

1.1	Party B agrees to sell to Party A and Party A hereby agrees to purchase from Party B 11.25% of SDHT shares at the price of RMB 2.25 million yuan.

1.2	Party A shall pay for the share transfer price subject to Article 2 hereof.

2.	Payment of Share Transfer Price

2.1	Party A shall pay to Party B for the share transfer price in cash, i.e. RMB 2.25 million yuan within fifteen business days (any day (excluding Saturday and Sunday) on which banks are generally open in PRC for the transaction of normal banking business) after the satisfaction of the following conditions:

(1)	The shareholders and board of HJSM have passed the resolution on approving Party B of transferring its 11.25% of HJSM shares to Party A and LTWJ waives its right of first refusal against such transfer; and

(2)	Party A, Party B and LTWJ have registered with the original industrial and commercial administration for alteration of shareholders and amendment to the articles of association.

3.	Equity Ratio after the Share Transfer

3.1	After the share transfer as agreed in Article 1 and Article 2, Party A shall own 25% of HJSM shares; Party B shall not own any HJSM shares and LTWJ shall own 75% HJSM shares.

4.	Representations and Warranties by Party A and Party B

4.1	Party A hereby represents and warrants that:

(1)	Party A is a Chinese citizen with Chinese nationality;

(2)	The execution and performance of this Agreement shall not violate any law or contract that has binding force or influence on Party B;

(3)	This Agreement constitutes the legitimate, valid and binding obligations on the Parties upon execution.

4.2	Party B hereby represents and warrants that:

(1)	Party B is a Chinese citizen with Chinese nationality;

(2)	The execution and performance of this Agreement shall not violate any law or contract that has binding force or influence on Party A;

(3)	This Agreement constitutes the legitimate, valid and binding obligations on the Parties upon execution;

(4)	Party B has the complete, valid and full title to the shares transferred to Party A under this Agreement. Such title is free of any mortgage, other security interest and third party interest.

4.3	Party A shall be responsible for any loss Party B incurred from the incompliance with facts of the representations and warranties under the aforesaid Article 4.1.

4.4	Party B shall be responsible for any loss Party A incurred from the incompliance with facts of the representations and warranties under the aforesaid Article 4.2.

5.	Share of Relevant Costs and Expenses

5.1	Party B shall be liable for all the relevant income taxes incurred during the share transfer and assume relevant legal liabilities.

6.	Confidentiality

6.1	The Parties acknowledge and confirm that all the oral or written information in connection with this Agreement is the confidential information (including without limitation the content of this Agreement).

6.2	The Parties shall keep them confidential, and shall not disclose such confidential information to any third party without the prior written consent from the other two parties except for: (i) such information has been disclosed or is to be disclosed to the public (except being disclosed to the public by the recipient at its discretion); (ii) such information shall be disclosed to the public in accordance with the practices, rules and regulations (including without limitation the Rules Governing the Listing of Securities on the Growth Enterprise Market on the Stock Exchange of Hong Kong Limited) or (iii) such information needs to be disclosed for the transactions prescribed in this Agreement to the legal counsel or financial advisor who shall bear the confidential obligations hereof.

7.	Dispute Resolution

7.1	The effectiveness, interpretation and execution shall be governed by the laws of PRC.

7.2	All disputes arising out of the interpretation and performance of this Agreement shall be resolved by the Parties through friendly consultation. Should the Parties fail to reach an agreement, either Party may submit such dispute to the China International Economy and Trade Arbitration Commission for arbitration in accordance with the prevailing arbitration rules thereof. The arbitration shall be performed in Beijing. The arbitration award shall be final and binding on the Parties.

8.	Force Majeure

8.1	If any Party fails to perform all or part of its obligations hereunder due to force majeure (i.e. any event which could not be reasonably controlled or foreseen or be avoid and overcome even if it is foreseeable by the affected party and which occurs after the execution date thus making it impossible or unpractical for such party to make full or partial performance hereunder (including failing to perform after spending a reasonable amount money), including but not limited to, flood, fire, drought, typhoon, earthquake and other act of nature, infection, strike, turbulence, riot and war (whether declared or not) and act or omission of government), such Party shall cease to perform such obligations when the force majeure is still in effect.

8.2	The Party claiming to be affected by force majeure shall send a written notice of such force majeure to the other Party as soon as possible, and present appropriate evidence within fifteen days after the occurrence and existing time of such force majeure by personal service or registered airmail. The Party claiming that the impossible or impractical performance results from the force majeure shall make reasonable endeavours to eliminate or reduce the influence of such force majeure.

8.3	In the event of force majeure, the Parties shall forthwith decide the implementation of this Agreement through amicable consultation. After such force majeure or its influence has been terminated or eliminated, the Parties shall forthwith resume performing their respective obligations hereunder.

9.	Effectiveness

9.1	This Agreement shall become effective upon execution by the Parties in six counterparts, one held by each Party, one for alteration registration with industrial and commercial administration, and three retained by HJSM. Each counterpart shall be equally effective.

9.2	IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

IN WITNESS WHEREOF, this Agreement has been duly executed on the day and year first above written.

Party A: KONG YI

Signature:

Party B: ZHANG WEI

Signature: